Earnings Release August 19, 2025

Exhibit 99.2
James Hardie Reports First Quarter FY26 Results
Issues FY26 Guidance Reflecting Closing of AZEK Acquisition

Q1 FY26 Net Sales of $900 Million With Average Net Sales Price Growth Across All Regions
Operating Income of $139 Million, Adjusted EBITDA of $226 Million
AZEK June Quarter Results Exceeded Guidance with +MSD% Deck, Rail & Accessories Sell-Through Growth
Integration On-Track, Early Cost Synergy Achievement and Quick Commercial Synergy Wins

James Hardie Industries plc (NYSE / ASX : JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced results for its first quarter ending June 30, 2025.

Aaron Erter, CEO said, "Our first quarter results were largely as we had anticipated, and reflect an expected normalization of channel inventories, due to moderating growth expectations by customers as uncertainty built throughout April and early May. We remain committed to outperforming market demand over the long term and are employing strategies to deliver on this commitment, notwithstanding near-term conditions. Our actions are centered around our value proposition to customers, and our solid execution against these strategies amplifies our expansive material conversion opportunity. We are resolute in our strategy that is grounded in being homeowner focused, customer and contractor driven. In essence this means that the driving force of our business is our unwavering commitment to delivering winning solutions across the customer value chain."

Mr. Erter continued, "AZEK again exceeded guidance, sustaining top line momentum and impressive profitability. For Deck, Rail & Accessories, solid sell-through growth demonstrates the resilient demand profile of the category and TimberTech's strong value proposition. We are working diligently to integrate and deliver on cost and commercial synergies on an accelerated timeline, positioning ourselves to capture the expansive material conversion opportunity ahead and deliver on our long-term value creation commitments to shareholders. Early enthusiastic feedback on our combination with AZEK from dealer customers has been very encouraging, and our confidence in the strategic logic of the combined enterprise is greater than ever. I am so proud of the focus and dedication shown by our One Hardie Team over the last 50 days, and I am confident that together we are elevating James Hardie to be a clear leader in the building products industry."

Earnings Release: James Hardie - First Quarter Ended June 30, 2025	1

Earnings Release August 19, 2025

Consolidated Financial Information

	Q1 FY26	Q1 FY25	Change

Group	(US$ millions, except per share data)
Net Sales	899.9	991.9	(9%)
Operating Income	138.6	235.4	(41%)
Operating Income Margin	15.4%	23.7%	(830bps)
Adjusted EBITDA	225.5	285.8	(21%)
Adjusted EBITDA Margin	25.1%	28.8%	(370bps)
Net Income	62.6	155.3	(60%)
Adjusted Net Income	126.9	177.6	(29%)
Diluted EPS - US$ per share	0.15	0.36	(59%)
Adjusted Diluted EPS - US$ per share	0.29	0.41	(28%)

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Earnings Release August 19, 2025

Segment Business Update and Results
North America Fiber Cement

	Q1 FY26	Q1 FY25	Change

North America Fiber Cement	(US$ millions)
Net Sales	641.8	729.3	(12%)
Operating Income	161.2	227.3	(29%)
Operating Income Margin	25.1%	31.2%	(610bps)
Adjusted EBITDA	205.8	263.4	(22%)
Adjusted EBITDA Margin	32.1%	36.1%	(400bps)
Net sales decreased (12%), due primarily to lower volumes driven by soft market demand and inventory management by our customers, partially offset by an increase in average net sales price. Volume declines were similar across Single-Family Exteriors and Interiors, while Multi-Family volumes grew modestly. Single-Family Exteriors declined primarily due to a softening outlook for new construction across the South, where James Hardie has built strong leadership positions with large homebuilders in key long-term growth markets like Texas, Florida and Georgia. Housing markets in these geographies have been especially impacted in the near term by affordability challenges and elevated housing inventory. Adjusted EBITDA margin decreased (400bps) to 32.1%, due to unfavorable production cost absorption associated with lower volumes in addition to unfavorable raw materials, partially offset by a higher average net sales price and Hardie Operating System (HOS) savings.
In North America, the Company remains committed to delivering a superior value proposition to customers and a leading margin profile to support our capital allocation priorities despite near-term market headwinds. James Hardie's significant material conversion opportunity and investments across the North American manufacturing footprint have positioned the Company well to capitalize as the market returns to growth and the long-term housing fundamentals play through. The Company is investing across the value chain and growing its contractor base to capture the repair & remodel opportunity. Similarly, in new construction, efforts to deepen exclusivity and increase trim attachment rates support growth and share gain with large homebuilders. In a clear demonstration of the appreciation for James Hardie's innovative product solutions and unrivaled business support, the Company continues to secure multi-year, national hard siding and trim exclusivity agreements, including with Beazer Homes in July.

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Earnings Release August 19, 2025

Asia Pacific Fiber Cement

	Q1 FY26	Q1 FY25	Change

Asia Pacific Fiber Cement	(US$ millions)
Net Sales	121.6	135.3	(10%)
Net Sales (A$)			(8%)
Operating Income	37.8	41.2	(8%)
Operating Income Margin	31.1%	30.4%	+70bps
EBITDA	43.0	46.0	(7%)
EBITDA Margin	35.4%	34.0%	+140bps
Net sales decreased (10%), or (8%) in Australian dollars, with an EBITDA margin of 35.4%, an increase of +140bps. For the segment, lower volumes, higher average net sales price and the increase in margins were each primarily attributable to the closure of the Philippines manufacturing operations in August 2024. Australia & New Zealand (ANZ) together saw volume and average net sales price each increase by low single-digits, leading to a mid-single digit increase in net sales in Australian dollars. ANZ EBITDA grew modestly and EBITDA margin was flat as the benefit from top-line growth and HOS savings were offset by increased investment in sales and marketing initiatives.
In ANZ, the Company is driving growth through new customer acquisitions and project conversion enabled by customer collaboration. The Company is influencing how homeowners build, and driving growth through Co-Creation and leveraging the James Hardie brand. The teams are innovating to accelerate material conversion with a key focus on new construction, specifically the conversion of brick & masonry. Overall, while market demand remains challenged, the ANZ team is focused on finding further manufacturing efficiencies and driving HOS savings to underpin the segment's consistent profitability.
Europe Building Products

	Q1 FY26	Q1 FY25	Change

Europe Building Products	(US$ millions)
Net Sales	136.5	127.3	+7%
Net Sales (€)			+2%
Operating Income	15.1	12.2	+24%
Operating Income Margin	11.1%	9.6%	+150bps
EBITDA	21.9	19.7	+11%
EBITDA Margin	16.0%	15.5%	+50bps
Net sales increased +7%, or +2% in Euros, driven by higher average net sales price partially offset by lower volumes, with Germany declining low single-digits and the UK growing mid-single digits. EBITDA margin increased +50bps to 16.0%, attributable to a higher average net sales price, as well as lower freight and raw material costs. Higher SG&A expense relates to increased investment in sales teams supporting growth strategies for high-value products.

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Earnings Release August 19, 2025

Markets across Europe remain challenged, particularly in Germany, the Company's largest European market, where improvement is anticipated to be more gradual. Growth in high-value products remains a strategic priority, as leveraging a broader and deeper product portfolio should accelerate share gains and customer wins. Therm25TM fiber gypsum flooring continues to receive praise across the industry, most recently being recognized by Plus X Award across several categories, including innovation, quality and sustainability. The team has a solid plan to expand margins comprised of purposeful investment to drive operating leverage alongside sales growth and HOS savings from the optimization of our production footprint and freight management.

Update to Reporting Segments
As a result of the closing of The AZEK® Company (AZEK) acquisition on July 1, 2025, beginning with the second quarter of FY26, James Hardie expects to classify its business into four reportable segments:
•Siding & Trim, consisting of the legacy North America Fiber Cement segment and the acquired Exteriors business from AZEK
•Deck, Rail & Accessories, consisting of AZEK's Deck, Rail & Accessories business
•Australia & New Zealand, consisting of the legacy Asia Pacific Fiber Cement segment
•Europe, consisting of the legacy Europe Building Products segment

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Earnings Release August 19, 2025

Outlook
FY26 Guidance

Speaking to the Company's market outlook, Mr. Erter said, "Presently, demand in both repair & remodel and new construction in North America is challenging. Uncertainty is a common thread throughout conversations with customer and contractor partners. Homeowners are deferring large-ticket remodeling projects like re-siding, and affordability remains the key impediment to improvement in single-family new construction, where more recently, homebuilders are moderating their demand expectations and slowing starts to align their home inventory with a decelerating pace of traffic and sales. In May, we built into our full-year guidance an assumption that end market demand could decline by approximately mid-single digits, driven by expectations for further decline in repair & remodel. Over the course of the summer, single-family new construction activity has been weaker than anticipated and we have adjusted our expectations to account for softer demand. Furthermore, we believe it is prudent to plan for further inventory calibration by our channel partners into the back half of the calendar year. Amidst this dynamic, we are also conservatively expecting to benefit from recent homebuilder exclusivity wins and new product launches more so in FY27 and beyond, rather than in the back half of FY26 as previously planned."
Mr. Erter continued, "The material conversion opportunity that lies ahead is substantial. Through our focused strategies and organic investments, we have bolstered our leadership position to benefit disproportionately as the industry continues to move away from installing wood and vinyl siding. Now, with the acquisition of AZEK, we have greatly expanded our overall material conversion opportunity, establishing a comprehensive offering of exterior home and outdoor living solutions that will drive sustained above-market growth over the long-term."
Rachel Wilson, CFO, added with respect to financial guidance, "We continue to navigate a dynamic near-term environment while also remaining focused on scaling the organization and investing where we see returns to drive long-term profitable growth. For FY26, we are issuing guidance that now reflects three quarters of inorganic contribution from AZEK in addition to the organic James Hardie business.

•Net Sales for Siding & Trim: $2.675 to $2.850 billion
•Net Sales for Deck, Rail & Accessories: $775 to $800 million
•Total Adjusted EBITDA: $1.05 to $1.15 billion
•Free Cash Flow: At least $200 million

Note: All guidance includes a partial-year contribution from the AZEK acquisition which was incorporated into James Hardie results beginning at closing on July 1, 2025. Free Cash Flow is defined as net cash provided by operating activities less purchases of property, plant and equipment. FY26 Free Cash Flow guidance includes an estimated ~$315mm of incremental Interest Expense and Transaction & Integration costs related to the AZEK acquisition.

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Earnings Release August 19, 2025

Cash Flow, Capital Investment & Allocation
Operating cash flow totaled $207 million for the first quarter of FY26, driven by net income, adjusted for non-cash items of $205 million and lower working capital of $84 million, partially offset by $29 million of asbestos claims and handling costs paid. Capital expenditures were $103 million.

During Q1 FY26, the Company invested $25 million related to capacity expansion, primarily related to our new Prattville ColorPlus® facility and brownfield expansion of our fiber gypsum facility in Orejo, Spain, both of which are expected to be completed in Q2 FY26. For FY26, the Company estimates total capital expenditures will be approximately $400 million, which includes AZEK expenditures of approximately $75 million.

During Q1 FY26, in anticipation of closing the AZEK transaction the Company used $291 million to repay its existing term loan and announced the successful syndication of new credit facilities including a $1.0 billion revolving credit facility and $2.5 billion senior secured Term Loan A, which reduced commitments under the Company's bridge facility at the time. In connection with issuing the new credit facilities, the Company also entered into a $1.0 billion interest rate swap to both increase interest rate certainty and lower interest expense. Also during the quarter, the Company successfully closed $1.7 billion of senior secured notes, with the proceeds placed into escrow. At the end of the quarter, the credit facilities were undrawn, the notes were included in long-term debt and the proceeds from the notes were accounted for in restricted cash and cash equivalents on the balance sheet.

Subsequent to the end of Q1 FY26, on July 1st the Company successfully completed its previously announced acquisition of AZEK. In connection with the closing of the transaction, the Company drew on its Term Loan A and used cash on hand and the proceeds from the senior secured notes to repay AZEK's outstanding debt and satisfy the cash consideration component of the transaction. To satisfy the stock component of the transaction, the company also issued 148.9 million shares of common stock to AZEK shareholders.

The transaction increased total shares outstanding to approximately 580 million, and increased the company's long-term debt to approximately $5.1 billion, including $2.5 billion of Term Loan A, $1.7 billion of senior secured notes and $0.9 billion of other notes outstanding prior to the transaction. The Company did not draw on its revolving credit facility in connection with the closing of the transaction.

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Earnings Release August 19, 2025

Reported Financial Results

(Millions of US dollars)	(Unaudited) June 30 2025	March 31 2025
Assets
Current assets:
Cash and cash equivalents	$391.6	$562.7
Restricted cash and cash equivalents	1,707.8	5.0
Restricted cash and cash equivalents - Asbestos	12.4	37.9
Restricted short-term investments - Asbestos	183.2	175.8
Accounts and other receivables, net	323.2	391.8
Inventories	382.9	347.1
Prepaid expenses and other current assets	86.6	100.6
Assets held for sale	75.9	73.1
Insurance receivable - Asbestos	5.7	5.5
Workers’ compensation - Asbestos	2.4	2.3
Total current assets	3,171.7	1,701.8
Property, plant and equipment, net	2,230.1	2,169.0
Operating lease right-of-use-assets	69.7	70.4
Goodwill	209.7	193.7
Intangible assets, net	155.7	145.6
Insurance receivable - Asbestos	23.2	23.2
Workers’ compensation - Asbestos	17.1	16.5
Deferred income taxes	595.0	600.4
Deferred income taxes - Asbestos	288.2	284.5
Other assets	26.3	24.8
Total assets	$6,786.7	$5,229.9
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$502.5	$446.4
Accrued payroll and employee benefits	88.6	133.3
Operating lease liabilities	21.8	21.6
Long-term debt, current portion	—	9.4
Accrued product warranties	6.8	7.3
Income taxes payable	15.1	10.3
Asbestos liability	124.5	119.4
Workers’ compensation - Asbestos	2.4	2.3
Other liabilities	81.9	60.2
Total current liabilities	843.6	810.2
Long-term debt	2,524.9	1,110.1
Deferred income taxes	129.2	121.1
Operating lease liabilities	63.3	63.9
Accrued product warranties	27.0	26.9
Asbestos liability	870.7	864.2
Workers’ compensation - Asbestos	17.1	16.5
Other liabilities	54.6	55.5
Total liabilities	4,530.4	3,068.4
Total shareholders’ equity	2,256.3	2,161.5
Total liabilities and shareholders’ equity	$6,786.7	$5,229.9

Earnings Release: James Hardie - First Quarter Ended June 30, 2025	8

Earnings Release August 19, 2025

	(Unaudited) Three Months Ended June 30
(Millions of US dollars, except per share data)	2025	2024
Net sales	$899.9	$991.9
Cost of goods sold	563.0	595.0
Gross profit	336.9	396.9
Selling, general and administrative expenses	156.1	149.8
Research and development expenses	12.1	11.8
Acquisition related expenses	29.4	—
Asbestos adjustments	0.7	(0.1)
Operating income	138.6	235.4
Interest, net	37.8	1.7
Other expense (income), net	11.1	(0.2)
Income before income taxes	89.7	233.9
Income tax expense	27.1	78.6
Net income	$62.6	$155.3
Income per share:
Basic	$0.15	$0.36
Diluted	$0.15	$0.36
Weighted average common shares outstanding (Millions):
Basic	429.9	433.1
Diluted	431.1	434.5

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Earnings Release August 19, 2025

	(Unaudited) Three Months Ended June 30
(Millions of US dollars)	2025	2024
Cash Flows From Operating Activities
Net income	$62.6	$155.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	56.5	49.8
Lease expense	8.3	8.0
Deferred income taxes	13.8	41.6
Stock-based compensation	6.9	4.3
Asbestos adjustments	0.7	(0.1)
Non-cash interest expense	33.6	0.5
Other, net	22.1	8.4
Changes in operating assets and liabilities:
Accounts and other receivables	77.7	(0.2)
Inventories	(26.8)	(31.4)
Operating lease assets and liabilities, net	(7.9)	(8.4)
Prepaid expenses and other assets	(16.9)	(7.9)
Insurance receivable - Asbestos	0.9	1.3
Accounts payable and accrued liabilities	33.3	19.5
Claims and handling costs paid - Asbestos	(29.3)	(26.7)
Income taxes payable	4.6	22.0
Other accrued liabilities	(33.2)	(50.9)
Net cash provided by operating activities	$206.9	$185.1
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(103.2)	$(129.8)
Capitalized interest	(2.1)	(6.2)
Purchase of restricted investments - Asbestos	(56.6)	(58.8)
Proceeds from restricted investments - Asbestos	56.6	55.0
Net cash used in investing activities	$(105.3)	$(139.8)
Cash Flows From Financing Activities
Proceeds from senior secured notes	$1,700.0	$—
Repayments of term loan	(290.6)	(1.9)
Debt issuance costs	(6.3)	—
Repayment of finance lease obligations	(0.3)	(0.3)
Shares repurchased	—	(75.0)
Taxes paid related to net share settlement of equity awards	—	(0.2)
Net cash provided by (used in) financing activities	$1,402.8	$(77.4)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$1.8	$(0.4)
Net increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	1,506.2	(32.5)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	605.6	415.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$2,111.8	$383.3
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$19.6	$37.9
Non-cash ROU assets obtained in exchange for new lease liabilities	$2.7	$7.1

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Earnings Release August 19, 2025

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the first quarter ended June 30, 2025 for additional information regarding the Company’s results.
All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

Conference Call Details
James Hardie will hold a conference call to discuss results and outlook Tuesday, August 19, 2025 at 6:00pm EST (Wednesday, August 20, 2025 at 8:00am AEST). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

Annual General Meeting
James Hardie announced that the Annual General Meeting (AGM) will be held on Wednesday, October 29, 2025 at 8:00pm GMT / 4:00pm EST / Thursday, October 30, 2025 at 7:00am AEDT. Further information will be made available in the Company's Notice of Meeting.

About James Hardie
James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

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Earnings Release August 19, 2025

Cautionary Note and Use of Non-GAAP Measures
This Earnings Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted Operating Income, Adjusted EBITDA, Adjusted Diluted EPS and Free Cash Flow. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. A reconciliation of these adjustments to the most directly comparable GAAP measure is included in this Earnings Release below.
The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.
This Earnings Release contains forward-looking statements and information that are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK acquisition and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Release except as required by law.
This Earnings Release has been authorized by the James Hardie Board of Directors.

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Earnings Release August 19, 2025

Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended June 30
	FY26	FY25
Operating income	$138.6	$235.4
Asbestos related expenses and adjustments	1.0	0.6
Acquisition related expenses	29.4	—
Depreciation and amortization	56.5	49.8
Adjusted EBITDA	$225.5	$285.8

	Three Months Ended June 30
	FY26	FY25
Operating income margin	15.4%	23.7%
Asbestos related expenses and adjustments	0.1%	0.1%
Acquisition related expenses	3.3%	—%
Depreciation and amortization	6.3%	5.0%
Adjusted EBITDA margin	25.1%	28.8%
Adjusted net income and Adjusted diluted earnings per share

US$ Millions, except per share amounts	Three Months Ended June 30
	FY26	FY25
Net income	$62.6	$155.3
Asbestos related expenses and adjustments	1.0	0.6
AICF interest income	(2.6)	(3.0)
Pre-close financing costs	46.5	—
Acquisition related expenses	29.4	—
Tax adjustments[1]	(10.0)	24.7
Adjusted net income	$126.9	$177.6

	Three Months Ended June 30
	FY26	FY25
Net income per common share - diluted	$0.15	$0.36
Asbestos related expenses and adjustments	—	—
AICF interest income	(0.01)	(0.01)
Pre-close financing costs	0.10	—
Acquisition related expenses	0.07	—
Tax adjustments[1]	(0.02)	0.06
Adjusted diluted earnings per share[2]	$0.29	$0.41

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments
[2] Weighted average common shares outstanding used in computing diluted net income per common share of 431.1 million and 434.5 million for the three months ended June 30, 2025 and 2024, respectively

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Earnings Release August 19, 2025

North America Fiber Cement Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three Months Ended June 30
	FY26	FY25
North America Fiber Cement Segment operating income	$161.2	$227.3
Acquisition related expenses	1.0	—
Depreciation and amortization	43.6	36.1
North America Fiber Cement Segment Adjusted EBITDA	$205.8	$263.4

	Three Months Ended June 30
	FY26	FY25
North America Fiber Cement Segment operating income margin	25.1%	31.2%
Acquisition related expenses	0.2%	—%
Depreciation and amortization	6.8%	4.9%
North America Fiber Cement Segment Adjusted EBITDA margin	32.1%	36.1%

Asia Pacific Fiber Cement Segment EBITDA and EBITDA margin

US$ Millions	Three Months Ended June 30
	FY26	FY25
Asia Pacific Fiber Cement Segment operating income	$37.8	$41.2
Depreciation and amortization	5.2	4.8
Asia Pacific Fiber Cement Segment EBITDA	$43.0	$46.0

	Three Months Ended June 30
	FY26	FY25
Asia Pacific Fiber Cement Segment operating income margin	31.1%	30.4%
Depreciation and amortization	4.3%	3.6%
Asia Pacific Fiber Cement Segment EBITDA margin	35.4%	34.0%

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Earnings Release August 19, 2025

Europe Building Products Segment EBITDA and EBITDA margin

US$ Millions	Three Months Ended June 30
	FY26	FY25
Europe Building Products Segment operating income	$15.1	$12.2
Depreciation and amortization	6.8	7.5
Europe Building Products Segment EBITDA	$21.9	$19.7

	Three Months Ended June 30
	FY26	FY25
Europe Building Products Segment operating income margin	11.1%	9.6%
Depreciation and amortization	4.9%	5.9%
Europe Building Products Segment EBITDA margin	16.0%	15.5%

Adjusted General Corporate and Unallocated R&D Costs

US$ Millions	Three Months Ended June 30
	FY26	FY25
General Corporate and Unallocated R&D costs	$75.5	$45.3
Acquisition related expenses	(28.4)	—
Asbestos related expenses and adjustments	(1.0)	(0.6)
Adjusted General Corporate and Unallocated R&D costs	$46.1	$44.7

Adjusted interest, net

US$ Millions	Three Months Ended June 30
	FY26	FY25
Interest, net	$37.8	$1.7
Pre-close financing and interest costs	(34.9)	—
AICF interest income	2.6	3.0
Adjusted interest, net	$5.5	$4.7

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Earnings Release August 19, 2025

Adjusted other income, net

US$ Millions	Three Months Ended June 30
	FY26	FY25
Other expense (income), net	$11.1	$(0.2)
Non-cash loss on interest rate swap	(11.6)	—
Adjusted other income, net	$(0.5)	$(0.2)

Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate

US$ Millions	Three Months Ended June 30
	FY26	FY25
Income before income taxes	$89.7	$233.9
Asbestos related expenses and adjustments	1.0	0.6
AICF interest income	(2.6)	(3.0)
Pre-close financing costs	46.5	—
Acquisition related expenses	29.4	—
Adjusted income before income taxes	$164.0	$231.5

Income tax expense	$27.1	$78.6
Tax adjustments[1]	10.0	(24.7)
Adjusted income tax expense	$37.1	$53.9
Effective tax rate	30.2%	33.6%
Adjusted effective tax rate	22.6%	23.3%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Earnings Release: James Hardie - First Quarter Ended June 30, 2025	16

Earnings Release August 19, 2025

Net Leverage Ratio

US$ Millions	June 30
	FY26	FY25
Numerator:
Total principal amount of debt	$2,569.2	$1,123.8
Less: Cash and cash equivalents	(391.6)	(360.1)
Less: Restricted cash[1]	(1,702.8)	—
Add: Letters of credit and bank guarantees	6.0	6.8
Total	$480.8	$770.5

Denominator: (Trailing 12 months)
Operating income	$559.1	$768.9
Asbestos related expenses and adjustments	140.9	153.6
Restructuring expenses	50.3	20.1
Acquisition related expenses	45.9	—
Depreciation and amortization	222.9	189.9
Stock compensation - equity awards	25.6	26.4
Total	$1,044.7	$1,158.9

Net Leverage ratio	0.46x	0.66x
[1]Represents funds for the $1.7 billion senior secured notes entered into in June 2025 and related interest received.

Free Cash Flow

US$ Millions	Three Months Ended June 30
	FY26	FY25
Net cash provided by operating activities	$206.9	$185.1
Purchases of property, plant and equipment	(103.2)	(129.8)
Free Cash Flow	$103.7	$55.3

Earnings Release: James Hardie - First Quarter Ended June 30, 2025	17